Exhibit 99.1

Copa Holdings Reports Financial Results for the Fourth Quarter of 2020

Panama City, Panama --- February 10, 2021.  Copa Holdings, S.A. (NYSE: CPA), today announced financial results for the fourth quarter of 2020 (4Q20). The terms “Copa Holdings” and “the Company” refer to the consolidated entity.  The following financial information, unless otherwise indicated, is presented in accordance with International Financial Reporting Standards (IFRS). See the accompanying reconciliation of non-IFRS financial information to IFRS financial information included in the financial tables section of this earnings release. Unless otherwise stated, all comparisons with prior periods refer to the fourth quarter of 2019 (4Q19).

The financial information included in this press release is preliminary, as the Company has not yet issued its audited financial statements.  This information presented herein may differ from those results. During the preparation of the financial statements and related notes and our year-end audit, additional items that would require material adjustments to the preliminary financial information included in this press release may be identified.

Due to the continued effects of the Covid-19 pandemic on the aviation industry, the Company operated on average, at approximately 27% of the capacity for the same period in 2019.  Therefore, this earnings release will focus on the financial results and metrics that are relevant in these circumstances and will omit certain financial ratios, unit metrics and operational indicators that are usually provided, since they are either not measurable, not meaningful or not material on such a limited operational base.

OPERATING AND FINANCIAL HIGHLIGHTS

▪

Copa Holdings reported a net loss of US$168.8 million for the quarter, or US$3.97 per share. Excluding special items, the Company would have reported a net loss of US$85.2 million, or US$2.00 per share. Special items for the quarter include an US$80.1 million unrealized mark-to-market loss related to the Company’s convertible notes, a US$4.4 million asset impairment charge on the Boeing 737-700 fleet, and a US$0.9 million gain on the Embraer assets held for sale.

▪	Copa Holdings reported an operating loss of US$95.1 million for the quarter. Excluding special items, the Company would have reported an operating loss of US$91.5 million.
▪

For the full year 2020, Copa Holdings reported a net loss of US$598.6 million, or US$14.08 per share.  Excluding special items, the Company would have reported a net loss of US$259.5 million, or US$6.11 per share.  Special items for the full year include a US$191.2 million in total impairment charges related to the Boeing 737-700 fleet,  a US$98.7 million unrealized mark-to-market loss on to the Company’s convertible notes, and a US$49.2 million expected loss on the Embraer assets held for sale.

▪	For the full year 2020, Copa Holdings reported an operating loss of US$460.9 million. Excluding special items, the Company would have reported an operating loss of US$220.6 million for 2020.
▪

Cash consumption, defined as cash disbursements less proceeds, excluding extraordinary financing activities and asset sales, averaged approximately US$6 million per month during the quarter.  Cash consumption for the quarter benefited from changes in working capital, as cash proceeds increased ahead of capacity growth, while cash outflows lagged given the timing of certain accounts payable.

▪

The Company ended the quarter with US$1.3 billion of available liquidity, consisting of approximately US$1.0 billion in cash, short-term and long-term investments, and committed and undrawn credit facilities of US$305 million.

▪	The Company closed the quarter with total debt, including lease liabilities, of US$1.4 billion.
▪

The Company’s flight operations, measured in terms of available seat miles (ASMs), represented 15% in October, 28% in November, and 39% in December, as compared to the same periods in 2019.  For the quarter, the Company’s ASMs were approximately 27% of ASMs in the same period in 2019.

▪

During the quarter, the Company completed the delivery of 5 Embraer 190 aircraft that were previously sold to a third party.  As of December 31, 2020, there were 8 Embraer 190 aircraft sold and pending to be delivered.

▪

In December, The Export-Import Bank of the United States authorized a final commitment for a guaranteed loan in an amount up to US$327.9 million, related to 7 737 MAX 9 aircraft to be delivered to the Company during 2020 and 2021.

▪

In December, the Company took delivery of 1 Boeing 737 MAX 9.  Excluding the aircraft classified as assets held for sale, Copa Holdings ended the year with a consolidated fleet of 75 aircraft – 68 Boeing 737-800s and 7 Boeing 737 MAX 9s, compared to a total fleet of 102 aircraft by year end 2019.

Subsequent Events

▪	In January, the Company delivered 1 Embraer 190 aircraft, out of 14 that were sold to a third party.
▪	In January and the first week of February, the Company took delivery of 3 Boeing 737 MAX 9s and expects to receive 3 additional Boeing 737 MAX 9s by the end of the first quarter.
▪	During the month of February, the company added new credit facility commitments for an aggregate amount of US$40 million, bringing the total of undrawn committed credit facilities to US$345 million.
▪	The Company has reached an agreement with Boeing regarding compensation related to the Boeing 737 MAX grounding. Terms remain confidential.

Consolidated Financial & Operating Highlights	4Q20	4Q19	Variance vs. 4Q19	3Q20	Variance vs. 3Q20	2020	2019	Variance vs. 2019
Revenue Passengers Carried (000s)	696	2,633	-73.6%	30	2256.3%	2,852	10,474	-72.8%
RPMs (millions)	1,267	5,244	-75.8%	57	2130.0%	5,812	21,303	-72.7%
ASMs (millions)	1,684	6,149	-72.6%	95	1667.7%	7,301	25,113	-70.9%
Load Factor	75.3%	85.3%	-10.0 p.p.	59.7%	15.6 p.p.	79.6%	84.8%	-5.2 p.p.
Fuel Gallons Consumed (millions)	20.75	78.94	-73.7%	1.32	1469.1%	92.8	321.4	-71.1%
Avg. Price Per Fuel Gallon (US$)	1.41	2.16	-34.7%	1.41	-0.3%	1.81	2.16	-16.0%
Average Length of Haul (miles)	1,822	1,992	-8.5%	1,925	-5.4%	2,038	2,034	0.2%
Average Stage Length (miles)	1,211	1,279	-5.4%	1,081	12.0%	1,278	1,288	-0.8%
Departures	8,795	32,441	-72.9%	559	1473.3%	37,865	131,819	-71.3%
Block Hours	26,870	105,620	-74.6%	1,710	1471.8%	122,968	431,749	-71.5%
Average Aircraft Utilization (hours) (2)	5.2	11.3	-53.8%	0.9	477.8%	7.5	11.4	-70.8%
Operating Revenues (US$ millions)	158.6	681.9	-76.7%	32.4	389.9%	801.0	2,707.4	-70.4%
Operating Profit (Loss) (US$ millions)	-95.1	17.8	-633.9%	-107.0	-11.1%	-460.9	346.2	-233.2%
Adjusted Operating Profit (Loss) (US$ millions) (1)	-91.5	107.1	-185.4%	-107.0	-14.4%	-220.6	435.5	-150.6%
Net Profit (Loss) (US$ millions)	-168.8	2.7	n/m	-118.1	43.0%	-598.6	247.0	-342.3%
Adjusted Net Profit (Loss) (US$ millions) (1)	-85.2	92.1	n/m	-121.6	-30.0%	-259.5	336.3	-177.2%
Basic EPS (US$)	-3.97	0.06	n/m	-2.78	43.0%	-14.08	5.81	-342.2%
Adjusted Basic EPS (US$) (1)	-2.00	2.17	n/m	-2.86	-30.0%	-6.11	7.92	-177.1%
Shares for calculation of Basic EPS (000s)	42,511	42,487	0.1%	42,510	0.0%	42,508	42,483	0.1%

(1)	Excludes Special Items. This earnings release includes a reconciliation of non-IFRS financial measures to the comparable IFRS measures.
(2)	Average Aircraft Utilization is calculated based on the Company’s active fleet, excluding aircraft in storage as well as those classified as assets held for sale.

MANAGEMENT’S COMMENTS ON 4Q20 RESULTS

After the lifting of significant travel restrictions in October 2020, the Company began rebuilding its network, restarting service to 51 destinations by the end of the year.  Capacity deployment, measured in terms of available seat miles (ASMs) reached 15% in October, 28% in November, and 39% in December, as compared to the same months in 2019.  These capacity figures were supported by better-than-expected demand, resulting in a load factor of 75% for the quarter.  In terms of cash consumption, the Company benefited from changes in working capital, as cash proceeds increased as a result of future of capacity growth, while our cash outflows lagged given the timing of certain accounts payable.  This resulted in an average cash consumption for the quarter of US$6 million per month, a significant improvement from the Company’s original expectations.  Despite the encouraging results in the fourth quarter, increasing Covid-19 cases and new international travel requirements and restrictions have stalled demand starting in the second half of December, which, along with working capital changes, will lead to a larger cash consumption in the first quarter of 2021.

The Covid-19 pandemic continues to challenge the aviation industry in an unprecedented way and is forcing most airlines around the world to make significant changes in the way they conduct their business.  From the outset of the crisis, our management team has taken proactive actions, focusing on reducing fixed costs, further bolstering the Company’s liquidity position and adjusting the Company’s size, for what we believe will be a weakened demand environment in the immediate future.

Even though we face a great deal of uncertainty, we believe we are taking the necessary measures to maintain a position of strength in terms of liquidity, an efficient cost structure, network plans and flexible capacity, while maintaining a strong focus on bio-safety protocols in order to maintain the competitive advantage that has allowed us to deliver consistently leading results for over 20 years.

The Company has a proven and very strong business model, which is based on operating the best and most convenient network for intra-Latin America travel from its Hub of the Americas® based in Panama’s advantageous geographic position, with the region’s lowest unit costs, best on-time performance, and strongest balance sheet. Going forward, the Company believes that its Hub of the Americas® will be an even more valuable source of strategic advantage, especially if fewer intra Latin America markets are able to sustain direct point to point service.  We believe our hub will be the best positioned to serve these markets. The Company expects to leverage its strong balance sheet, leading liquidity position and lower cost base to continue strengthening its long-term competitive position and to implement initiatives to further strengthen its network and product in the post Covid-19 world.

OUTLOOK FOR 1Q21

As a result of the uncertainty regarding the Covid-19 pandemic and the impact of further travel restrictions, the Company is not providing financial guidance for full year 2021. However, subject to Covid-19 developments, including new government restrictions and changing travel demand, among other factors, the Company currently expects its capacity in 1Q 2021 to reach approximately 2.6 billion ASMs, or approximately 40% of the capacity during 1Q 2019. Total revenues are expected in the range of US$170 million to US$200 million, or approximately 25% to 30% of total revenues for 1Q 2019. Cash consumption, excluding any proceeds from asset sales and extraordinary financing activities, but including capital expenditures and payment of all financial obligations, is expected to increase to a range of US$40 million to US$45 million per month for 1Q 2021.

Despite the previously mentioned increase in cash consumption, the company expects to increase its liquidity position during the quarter as a result of cash inflows from aircraft pre delivery deposits reimbursements, financing related to aircraft deliveries, aircraft sales and other items.

CONSOLIDATED FOURTH QUARTER RESULTS

Operating revenue

Consolidated revenue for 4Q20 totaled US$158.6 million, driven mostly by passenger revenue.

Passenger revenue totaled US$147.5 million, mostly comprised of flown passenger revenue and unredeemed ticket revenues, some of which correspond to earlier quarters in 2020.

Cargo and mail revenue totaled US$7.2 million, in line with the reduced capacity for the quarter.

Other operating revenue totaled US$3.9 million, resulting mostly from revenue from non-air ConnectMiles partners.

Operating expenses

Fuel totaled US$28.3 million, corresponding to 20.7 million gallons of jet fuel consumed in the quarter.

Wages, salaries, benefits and other employees' expenses totaled US$63.6 million, representing a 44.7% reduction year over year, mostly comprised of a reduced payroll given contract suspensions and voluntary pay cuts offset by severance payments performed during the quarter.

Passenger servicing totaled US$4.2 million, representing a 38% cost reduction per passenger year over year, resulting from cost efficiencies and a simplified on-board product offering.

Airport facilities and handling charges totaled US$16.9 million, representing a 37% higher cost per departure year over year, due to parking fee provisions for stored aircraft, volume rebates attained in 2019 and not in 2020 due to lower capacity, and higher fees in certain U.S. airports.

Sales and distribution totaled US$18.6 million, representing a 13% decrease in cost per net booking year-over year-due to contract renegotiation and reduced marketing expenses.

Maintenance, materials and repairs totaled US$33.2 million, comprised of a US$23.8 million adjustment in provisions related to the future return of leased aircraft given changes in aircraft utilization and expected return dates, US$6.4 million in material and component repairs, and other expenses including aircraft storage and return to service expenses.

Depreciation and amortization totaled US$67.9 million, mostly comprised of owned and leased flight equipment, maintenance events, IT systems amortizations and a US$4.4 million impairment charge related to the Boeing 737-700 fleet.

Flight operations totaled US$5.9 million due to overflight fees, in line with the reduced number of flights operated in the quarter.

Other operating and administrative expenses totaled US$15.0 million, which is mostly comprised of IT systems, overhead expenses and one-time advisory fees.

Non-operating Income (Expense)

Consolidated non-operating income (expense) resulted in a net expense of US$91.5 million.

Finance cost totaled US$18.4 million, driven by US$ 11.6 million convertible notes interest expenses, US$6.4 million related to loan interest and commission expenses and US$2.1 million in interest charges related to operating leases, net of a US$1.7 million adjustment related to the reduction of the discount rate utilized for the calculation of leased aircraft charges.

Finance income totaled US$3.6 million in proceeds from investments.

Net change in fair value of derivatives totaled a net US$80.1 million unrealized mark-to-market loss related to the Company’s convertible notes.

Gain (loss) on foreign currency fluctuations totaled US$2.4 million, mostly because of the strengthening of the Colombian peso and the Brazilian real against the dollar.

Other non-operating income (expense) totaled US$1.0 million, mostly due to a tax provision reversal.

About Copa Holdings

Copa Holdings is a leading Latin American provider of passenger and cargo services.  The Company, through its operating subsidiaries, provides service to 80 destinations in 33 countries in North, Central and South America and the Caribbean. For more information visit: www.copa.com.

CONTACT: Copa Holdings S.A.

Investor Relations:

Ph: 011 507 304-2774

www.copa.com (IR section)

This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this release are among those disclosed in Copa Holdings’ filed disclosure documents and are, therefore, subject to change without prior notice.

Copa Holdings, S.A.
Income Statement - IFRS
(US$ Thousands)

	Unaudited	Unaudited	%	Unaudited	%	Unaudited	Audited	%
	4Q20	4Q19	Change	3Q20	Change	2020	2019	Change
Operating Revenues
Passenger revenue	147,535	657,940	-77.6%	27,619	434.2%	760,594	2,612,605	-70.9%
Cargo and mail revenue	7,243	16,033	-54.8%	596	1114.3%	21,002	62,460	-66.4%
Other operating revenue	3,858	7,955	-51.5%	4,167	-7.4%	19,407	32,343	-40.0%
Total Operating Revenue	158,636	681,927	-76.7%	32,382	389.9%	801,003	2,707,409	-70.4%

Operating Expenses
Fuel	28,346	171,314	-83.5%	1,287	2102.7%	166,723	696,249	-76.1%
Wages, salaries, benefits and other employees' expenses	63,599	115,036	-44.7%	44,241	43.8%	256,327	450,438	-43.1%
Passenger servicing	4,180	24,798	-83.1%	1,095	281.9%	27,567	102,103	-73.0%
Airport facilities and handling charges	16,914	44,877	-62.3%	1,752	865.2%	59,536	181,959	-67.3%
Sales and distribution	18,646	53,222	-65.0%	5,985	211.6%	70,395	210,623	-66.6%
Maintenance, materials and repairs	33,221	37,648	-11.8%	9,079	265.9%	76,948	127,562	-39.7%
Depreciation and amortization	67,850	159,812	-57.5%	63,022	7.7%	502,433	371,424	35.3%
Flight operations	5,925	24,908	-76.2%	454	1206.5%	30,028	102,806	-70.8%
Other operating and administrative expenses	15,011	32,506	-53.8%	12,435	20.7%	71,977	118,072	-39.0%
Total Operating Expense	253,693	664,123	-61.8%	139,349	82.1%	1,261,934	2,361,238	-46.6%

Operating Profit (Loss)	(95,057)	17,804	n/m	(106,966)	n/m	(460,931)	346,171	-233.2%

Non-operating Income (Expense):
Finance cost	(18,360)	(17,154)	7.0%	(16,264)	12.9%	(73,045)	(57,450)	27.1%
Finance income	3,571	6,289	-43.2%	4,394	-18.7%	19,963	24,405	-18.2%
Net change in fair value of derivatives	(80,076)	2,406	n/m	3,591	n/m	(8,459)	(15,408)	-45.1%
Gain (loss) on foreign currency fluctuations	2,361	-	n/m	(370)	n/m	(98,683)	-	n/m
Other non-operating income (expense)	1,026	(989)	n/m	(2,631)	n/m	(1,169)	(4,279)	-72.7%
Total Non-Operating Income/(Expense)	(91,478)	(9,448)	868.2%	(11,278)	711.1%	(161,392)	(52,732)	206.1%

Profit (Loss) before taxes	(186,535)	8,356	n/m	(118,245)	n/m	(622,323)	293,439	-312.1%

Income tax expense	(17,731)	5,629	n/m	(188)	n/m	(23,717)	46,437	-151.1%

Net Profit (Loss)	(168,805)	2,728	n/m	(118,057)	n/m	(598,606)	247,002	-342.3%

EPS
Basic	-3.97	0.06	n/m	-2.78	n/m	-14.08	5.81	n/m

Shares used for calculation:
Basic	42,510,573	42,486,717		42,509,959		42,508,448	42,483,048

Copa Holdings, S. A. and subsidiaries
Consolidated statement of financial position
(US$ Thousands)	December	December
	2020	2019
	(Unaudited)	(Audited)
ASSETS
Current Assets
Cash and cash equivalents	119,065	158,733
Short-term investments	770,816	692,403
Total cash, cash equivalents and short-term investments	889,881	851,136

Accounts receivable, net	63,206	129,634
Accounts receivable from related parties	1,429	147
Expendable parts and supplies, net	74,319	69,100
Prepaid expenses	30,473	49,034
Prepaid income tax	16,716	1,181
Other current assets	7,805	14,206
	193,948	263,301
Assets held for sale	135,542	120,006

TOTAL CURRENT ASSETS	1,219,371	1,234,442

Long-term investments	119,617	134,347
Long-term accounts receivable	1,054	2,139
Long-term prepaid expenses	6,066	17,743
Property and equipment, net	2,147,486	2,532,402
Right of use assets	214,279	290,843
Intangible, net	95,568	108,116
Net employee defined benefit assets	-	249
Deferred tax assets	35,595	19,216
Other Non-Current Assets	14,348	17,881
TOTAL NON-CURRENT ASSETS	2,634,013	3,122,935

TOTAL ASSETS	3,853,384	4,357,377

LIABILITIES
Loans and borrowings	127,946	122,581
Current portion of lease liability	83,605	97,732
Accounts payable	63,461	119,332
Accounts payable to related parties	2,970	14,086
Air traffic liability	470,695	497,374
Frequent flyer deferred revenue	91,213	80,325
Taxes Payable	13,400	46,267
Employee benefits obligations	33,995	55,373
Income tax payable	1,023	9,683
Other Current Liabilities	252	83
TOTAL CURRENT LIABILITIES	888,561	1,042,836

Loans and borrowings long-term	1,035,954	938,182
Lease Liability	146,905	206,832
Derivative financial instruments	237,104	-
Net employee defined benefit liabilities	14,332	-
Other long - term liabilities	216,325	191,221
Deferred tax Liabilities	22,190	43,397
TOTAL NON-CURRENT LIABILITIES	1,672,810	1,379,633

TOTAL LIABILITIES	2,561,371	2,422,469

EQUITY
Issued Capital
Class A -33,861,872 issued and 31,421,265 outstanding	21,199	21,142
Class B common stock - 10,938,125	7,466	7,466
Additional Paid-In Capital	91,341	86,135
Treasury Stock	(136,388)	(136,388)
Retained Earnings	1,931,084	1,718,179
Net profit	(598,606)	247,002
Other comprehensive loss	(24,082)	(8,628)

TOTAL EQUITY	1,292,014	1,934,908

TOTAL EQUITY & LIABILITIES	3,853,384	4,357,377

Copa Holdings, S. A. and subsidiaries
Consolidated Statement of Cash Flows
For the twelve months ended December 31,
(In US$ thousands)
	2020	2019	2018
	(Unaudited)	(Audited)	(Audited)
Cash flow (used in) from operating activities	(39,515)	740,776	497,153
Cash flow used in investing activities	(93,761)	(192,868)	(149,596)
Cash flow from (used in) financing activities	93,609	(545,334)	(430,191)
Net (decrease) increase in cash and cash equivalents	(39,667)	2,574	(82,634)
Cash and cash equivalents at January 1	158,732	156,158	238,792
Cash and cash equivalents at December 31	$119,065	$158,732	$156,158

Short-term investments	770,816	692,403	566,200
Long-term investments	119,617	134,347	138,846
Total cash and cash equivalents and investments at December 31	$1,009,498	$985,482	$861,204

Copa Holdings, S.A.

NON-IFRS FINANCIAL MEASURE RECONCILIATION

This press release includes the following non-IFRS financial measures: Adjusted Operating Profit, Adjusted Net Profit, Adjusted Basic EPS and Monthly Cash Consumption. This supplemental information is presented because we believe it is a useful indicator of our operating performance and is useful in comparing our performance with other companies in the airline industry. These measures should not be considered in isolation, and should be considered together with comparable IFRS measures, in particular operating profit and net profit. The following is a reconciliation of these non-IFRS financial measures to the comparable IFRS measures:

Reconciliation of Adjusted Operating Profit
and Adjusted Net Profit	4Q20	4Q19	3Q20	FY20	FY19

Operating Profit as Reported	$(95,057)	$17,804	$(106,966)	$(460,931)	$346,171
Add: Fleet Impairment charges	$4,400	$89,344		$191,207	$89,344
Add: Expected loss (gain) on Embraer assets held for sale	$(877)			$49,171
Adjusted Operating Profit	$(91,533)	$107,148	$(106,966)	$(220,552)	$435,515

Net Profit as Reported	$(168,805)	$2,728	$(118,057)	$(598,606)	$247,002
Add: Fleet Impairment charges	$4,400	$89,344		$191,207	$89,344
Add: Expected loss (gain) on Embraer assets held for sale	$(877)			$49,171
Add: Net change in fair value of derivatives	$80,076		$(3,591)	$98,683
Adjusted Net Profit	$(85,205)	$92,071	$(121,648)	$(259,545)	$336,346

Reconciliation of Adjusted Basic EPS	4Q20	4Q19	3Q20	FY20	FY19

Adjusted Net Profit	$(85,205)	$92,071	$(121,648)	$(259,545)	$336,346
Shares used for calculation of Basic EPS	42,511	42,487	42,510	42,508	42,483
Adjusted Basic Earnings per share (Adjusted Basic EPS)	$(2.00)	$2.17	$(2.86)	$(6.11)	$7.92

Reconciliation of Monthly Cash Consumption for 2020	4Q20	3Q20	2Q20
Beginning Cash balance	$1,006	$1,143	$1,127
Ending Cash balance	$1,009	$1,006	$1,143
Net cashflows in the quarter	$4	$(137)	$16
Substract: Proceeds from Convertible Notes Offering	$-	$-	$343
Substract: Others proceeds (assets sold and other non-op proceeds)	$23	$22
Add: Repayment of short term credit lines	$-	$50	$95
Cash Consumption excluding extraordinary activities	$(19)	$(109)	$(232)
Monthly Cash Consumption excluding extraordinary activities	$(6)	$(36)	$(77)